VIASAT, INC.
6155 El Camino Real
Carlsbad, California 92009
March 17, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel Assistant Director

Re:	ViaSat, Inc.
Form 10-K for Fiscal Year Ended April 1, 2005
Filed June 10, 2005

Form 10-Q for Fiscal Quarter Ended December 30, 2005
File No. 0-21767

Ladies and Gentlemen:
     Per our discussion today with Terry French, Branch Chief Accountant, we respectfully request additional time to respond to the comments set forth in the Staff’s letter dated March 8, 2006 with respect to the above-referenced Form 10-K and Form 10-Q in order to gather necessary input from our management and auditors. We currently expect to file our response by the week of April 3, 2006.
     Please contact me at (760) 476-2525 if you have any questions or need any additional information.

ViaSat, Inc.
By:	/s/ Ronald Wangerin
Ronald Wangerin
Chief Financial Officer

cc: Craig Garner, Latham & Watkins LLP